February 23, 2005

Ms. Rita Thomas
President, Director
Mill Creek Research, Inc.
1007 N. Cactus Trail
Seymour, Texas  76380

RE:  	Form 8-K/A Item 4.01 filed February 23, 2005
	File # 0-30875

Dear Ms. Thomas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You currently disclose that "none of the reports of Banker &
Co.
on the financial statements of the Company contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, nor have there been at any time, disagreements between the Company and Banker & Co.
on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure." Please amend your Form 8-K to disclose this information related to the principal accountant`s report on the financial statements for either of the past two years, instead of stating "none of the reports." See Item
304(a)(1)(ii) of Regulation S-B.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*****


Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5685.


Sincerely,




Jeffrey Gordon
Staff Accountant
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Ms. Thomas
February 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE